FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                        Unaudited Financial Statements
                 For the Nine Months ended September 30, 2002

                            Commission file number
                                   333-10886

                    Dunlop Standard Aerospace Holdings plc
            (Exact name of registrant as specified in its charter)

                                 Holbrook Lane
                               Coventry CV6 4AA
                                United Kingdom
             (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F |X|         Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes |  |              No  |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc




By:  /S/  David Unruh
David Unruh
Chief Financial Officer

March 18, 2003

Dunlop Standard Aerospace Holdings plc  - Full Year 2002 Results

London, England - March 18,2003 /PRNewswire/ --
         Dunlop Standard Aerospace Holdings plc today reported sales and operating results for the full year ended December 31, 2002.

         Consolidated sales for full year 2002 increased 1.6% to (pound)451.8 million from (pound)444.9 million recorded in the full year 2001. Consolidated EBITDA (before exceptional item) for the year ended December 31, 2002 decreased 6.4% over full year 2001, at (pound)88.1 million and (pound)94.2 million, respectively.


BUSINESS DISCUSSION
         Engine Repair & Overhaul Division ("Engine R&O") revenue growth of 9.9% reflected growth across our base engine platforms. Military volumes, including work at Kelly Air Force Base, showed strong growth during 2002. Regional AE3007 jet engine inputs remained very strong, although revenue has been affected by lower revenue per unit as extensiveness of event work scopes fall. Turboprop, helicopter and industrial volumes were also up. Engine R&O EBITDA grew 34.3% reflecting the strong revenue growth and improved operating efficiency. Facility expansions and redesigns in Knoxville, Tilburg and San Antonio were completed and contributed to operating efficiency gains. Our new CF34 facility in Winnipeg was completed during the year and the first customer engines were received in September of 2002.

         Design & Manufacturing Division revenue declined 14.3%, as sales of OEM parts and brakes fell, reflecting reduced stock and build levels at most of our customers. In addition, the cancellation of the RJ70 and Dornier 328 programmes decreased revenue from OEM brakes further. Orders for large commercial aircraft engine and airframe parts have fallen as build rates are significantly down from 2001. Design & Manufacturing EBITDA declined 26.4% primarily attributable to lost variable contribution margin on declining volumes and we also undertook a redundancy programme during December of 2002 resulting in added costs of (pound)0.6 million. Development costs associated with the Joint Strike Fighter ("JSF") programme for the U.S. Air Force and the new Airbus A380 commercial programme were incurred during 2002. Product delivery is not planned for several years on these programmes.

         For the full year 2002, the Company recorded net income of (pound)11.9 million compared to a net income of (pound)20.5 million recorded in the prior year, reflecting the adverse mix change between our Design and Manufacturing & Engine R&O segments. Additionally, the Company incurred costs in relation to a plan to complete an initial public offering of its parent's shares on the New York Stock Exchange. As these efforts are currently on hold, the costs have been expensed as an exceptional item.

CEO COMMENTS
         David Shaw, Dunlop Standard Aerospace CEO, said, "2002 was a challenging year for Dunlop Standard Aerospace. The economic difficulties in the aerospace industry have impacted the group results in 2002. Low commercial aircraft production and lower commercial aftermarket sales impacted our products linked to these market segments. Military volumes were strong in 2002, as activity in this segment was largely unaffected. With recent key programme wins on A380, JSF and General Electric CF34 engine, coupled with continued development of new technologies and a strong military presence, the Company is well positioned to capitalise on growth opportunities in the future."

         Dunlop Standard Aerospace is a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions: our Engine Repair & Overhaul division provides comprehensive repair and overhaul services on a wide range of small- to medium-sized gas turbine engines; and our Design & Manufacturing division provides a wide variety of precision-engineered and specialised parts, sub-systems and systems for use primarily in the aerospace and defense industry, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber polymer products. We have operations around the world, with our largest facilities in the United Kingdom, Canada and the United States.

Investor  Contact: David Unruh, CFO  204-987-8864


         The statements made in this press release which are not historical facts may be deemed forward looking statements, and, as such, are subject to certain risks and uncertainties, including statements with respect to the Company's long-term outlook; growth prospects; the ability to improve operating efficiencies and to further reduce expenses. It is important to note that results could differ materially from those projected in such forward-looking statements. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Further information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained from time to time in the Company's SEC filings, including but not limited to the Company's report on Form 6-K for the quarters ending June 30 and September 30, 2002. Copies of these filings may be obtained by contacting the Company or the SEC.

         All amounts contained in this press release and in the tables which follow were calculated in accordance with U.K. generally accepted accounting principles which vary in certain significant respects from U.S. generally accepted accounting principles.

         Certain of the comparative financial information have been restated to conform to the current presentation and an accounting policy change. The Company has now adopted Financial Reporting Standard 19 `Deferred tax' such that deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the accounts. The effect of the change in accounting policy to adopt FRS 19 was to increase tax on profit on ordinary activities by (pound)1,404,000 (2001: (pound)247,000) and to decrease profit for the financial year by (pound)1,404,000 (2001: (pound)280,000). Retained earnings and deferred tax provisions have been adjusted accordingly.




                               TABLES TO FOLLOW

                    DUNLOP STANDARD AEROSPACE HOLDINGS plc
                Condensed Consolidated Statements of Operations
                                  (Unaudited)
                      (Amounts in millions of (pounds)

                For the Years Ended December 31, 2002 and 2001



------------------------------------------------ ------------- ------------
                                                     2002            2001
                                                    Full Year    Full Year

Revenues                                         (pound)451.8 (pound)444.9
Operating costs less other operating income             382.9        369.2
                                                        -----        -----
EBIT before exceptional item                             68.9         75.7
Exceptional item                                          3.8           --
                                                        -----        -----
EBIT after exceptional item                              65.1         75.7
                                                        -----        -----
Interest expense                                         41.2         39.8
Amortization of deferred finance costs                    2.0          2.1
                                                        -----        -----
Finance expense                                          43.2         41.9
                                                        -----        -----
Profit before income tax                                 21.9         33.8
Income tax                                               10.0         13.3
                                                        -----        -----
Net earnings after income tax                     (pound)11.9  (pound)20.5
------------------------------------------------ ------------- ------------

                    DUNLOP STANDARD AEROSPACE HOLDINGS plc
                           Supplemental Segment Data
                                  (Unaudited)
                       (Amounts in millions of (pounds)



-----------------------------------   ------------------------------
                                                 Year Ended
                                                December 31,
-----------------------------------   ------------------------------
                                              2002        2001
REVENUES
  Engine R&O                          (pound)320.5     (pound)291.7
  Design & Manufacturing                     131.3            153.2
                                       -----------     ------------
Total                                 (pound)451.8     (pound)444.9
                                       ===========     ============

EBITDA before exceptional item
  Engine R&O                           (pound)41.5      (pound)30.9
  Design & Manufacturing                      46.6             63.3
                                       -----------     ------------
Total                                  (pound)88.1      (pound)94.2
                                       ===========     ============

EBIT before exceptional item
  Engine R&O                           (pound)31.5      (pound)22.8
  Design & Manufacturing                      37.4             52.9
                                       -----------     ------------
Total                                  (pound)68.9      (pound)75.7
                                       ===========     ============

Revenue Growth vs Prior Period
  Engine R&O                                  9.9%            19.9%
  Design & Manufacturing                   (14.3%)             8.9%
                                           -------           ------
Total                                         1.6%            15.8%
                                           =======           ======


EBITDA Growth vs Prior Period
  Engine R&O                                 34.3%            14.4%
  Design & Manufacturing                   (26.4%)            13.0%
                                           -------           ------
Total                                       (6.4%)            13.4%
                                           =======           ======

EBITDA % of Revenue
  Engine R&O                                 12.9%            10.6%
  Design & Manufacturing                     35.5%            41.3%
                                           -------           ------
Total                                        19.5%            21.1%
---------------------------------------    =======           ======

(% change based on actual whole numbers and before exceptional item)

                    DUNLOP STANDARD AEROSPACE HOLDINGS plc
                     Condensed Consolidated Balance Sheets
                                  (Unaudited)
                      (Amounts in millions of (pound)'s)





------------------------------------------- ------------------- ----------------
                                            December 31, 2002     December 31,
                                                                      2001
------------------------------------------- ------------------- ----------------

Cash (net of overdrafts)                           (pound)15.4       (pound)40.6
Total receivables / prepaids                             105.3             102.2
Deferred costs-free of charge shipsets                    25.0              23.1
Inventories                                               69.4              68.5
                                                         -----            ------
     Total current assets                                215.1             234.4

Property, plant and equipment                            178.6             174.7
Goodwill                                                 313.9             325.1
Deferred development costs                                14.5              14.6
Deferred cost - licenses                                  13.6              16.0
                                                         -----            ------
    Total assets                                  (pound)735.7      (pound)764.8
                                                         =====            ======


Accounts payable                                   (pound)46.9       (pound)59.3
Accrued expenses and other                                39.3              36.9
Current portion of long-term debt                         49.8              54.4

Income taxes payable                                       7.8               8.9
Deferred taxes / provisions                               22.6              18.7
                                                         -----            ------
   Total liabilities                                     166.4             178.2

Long term debt - net                                     343.6             371.1
Share capital                                            160.0             160.0
Retained earnings                                         65.7              55.5
                                                         -----            ------
   Total liabilities and equity                   (pound)735.7      (pound)764.8
                                                         =====            ======
------------------------------------------- ------------------- ----------------


Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DUNLOP STANDARD AEROSPACE HOLDINGS plc


By:      /S/ David Unruh
Name:    David Unruh
Title:   Chief Financial Officer
Date:    March 18, 2003